Filing pursuant to Rule 425

Filer: ACON S2 Acquisition Corp.

Subject Company: ACON S2 Acquisition Corp.

Registration No: 001-39525

Date: July 9, 2021

Why a seasoned energy executive sees a bright future in long-duration energy storage from ESS

By Jennifer Runyon - 6.29.2021

(Sponsored Content)

Executive interview with Eric Dresselhuys, CEO of ESS Inc.

When Eric Dresselhuys got a call from the board of directors at ESS earlier this spring asking him to come on as Chief Executive Officer of the company that provides an Iron Flow Battery (IFB) for long-duration storage, he didn’t hesitate.

Eric Dresselhuys

“It was a pretty easy yes,” he said in an interview.

Dresselhuys isn’t new to the energy space. In fact, he was creating technology that electric utilities could use to make their grids smarter before the words “smart grid” were well known. In 2002, he founded Silver Spring Networks, which combined IoT with big data for smart grids. In 2013 Silver Spring went public and in 2018 it was acquired by Itron.

Dresselhuys sees great growth for long-duration storage, which he defines as energy storage technology that can take energy, most likely produced by renewable sources like wind and solar, and store it for a very long time, well beyond the understood and accepted maximum of four hours that lithium-ion technology is used for.

“We’re talking about electrifying everything. We want to take the carbon out of not just the power system but the economy. And by the way, we have to do that cost effectively and with no toxicity,” he said.

We won’t be able to achieve those goals without cost-effective, safe long-duration storage, he said.

Indeed, a world powered by upwards of 25-30% wind and solar still needs electricity 24 hours a day. Further, many clean energy advocates point to a scenario in which we overbuild vast amounts of wind and solar power generating facilities — because their cost to build is so low — and then store the power so it can be used later. A good way to store gigawatts of excess energy safely and reliably is through flow batteries like the systems ESS manufactures.

Advantages of Flow Batteries

Flow batteries have been around for decades and while there are various chemistries involved among different types of flow batteries, the technology is straightforward. Essentially, an electrolyte fluid is housed in tanks and electricity is used to charge particles in that fluid (that’s the storage). Then to discharge the battery, the fluid is passed through a membrane that releases the charged particles and creates energy. When the battery loses its strength, electricity is used to recharge the particles, which in turn recharges the battery.

Dresselhuys sees many advantages to this type of storage. First, its ability to scale is simple.

“Let’s say you need a 1 MW battery, but you want it to last for 10 hours,” he explained. “You create enough fluid to have 10 hours of supply and that gives you a 1 MW/10 MWh battery. And then you can fluctuate that up or down based on the amount of energy that’s needed in the application.”

Unlike lithium-ion, which scales by the addition of more battery banks, with ESS technology, you need only add inexpensive tanks and electrolyte to get longer and longer duration energy storage. That means that the more storage you need, the lower the average kWh price of the storage.

Second advantage: flow batteries don’t degrade over time.

“Everybody’s had the experience with a lithium battery in their phone. It works great when you first get it and then, a few years in, you find you are charging it three times a day to keep it going because it degrades over time,” he said.

That same degradation occurs with grid-scale lithium-ion batteries, said Dresselhuys. “You might be able to reuse power electronics and fire suppression systems and other balance of plant items that a lithium battery requires, but the battery itself is going to wear out.”

“Flow batteries like ours don’t do that.” He said the technology is expected to function for 20-25 years without degradation.

In addition, the chemistry that ESS uses is based on simple non-toxic elements: salt and iron. Hence the name, iron flow battery. “One of the dirty secrets of a lot of energy storage technologies is that they involve toxic materials, rare earth minerals, with significant environmental impacts from extraction and production,” he added.

Horses for Courses

Dresselhuys doesn’t see flow batteries as a replacement for lithium-ion battery storage. Rather, he sees each technology as having applications for which it is better suited.

“It’s really about using the right tool for the job. My dad would have said it’s ‘horses for courses,’” he said.

Increasing penetrations of wind and solar are driving the need for longer-duration energy storage, said Dresselhuys. When wind and solar made up just a small percentage of the energy mix, variable energy supply wasn’t such a big deal. But now, as those renewables approach 25% or 30%, the need for storage is becoming greater and greater.

“I live in California and there are billboards all up and down Highway 101 that say ‘hey, turn your power off between 4:00 and 9:00 pm. Don’t do the laundry until after 9:00 o’clock at night.’ Because we have the duck curve problem,” he said.

“Lithium batteries with two hours of life and a limited number of operating cycles aren’t going to solve that duck curve on a daily basis,” he said. Lithium-ion does a lot of power applications really well, such as providing ancillary services, peak shaving, and short-term redundancy for blips in the home.

“But it doesn’t solve the broader need for long-duration storage. So when you look at states like California and New York that have decarbonization goals of 70% by 2030 or 100% by 2040, we’re going to need a much broader toolkit to go solve all of those problems,” he said.

Going Public through a Special Purpose Acquisition Company (SPAC)

ESS will soon be merging with ACON S2 Acquisition Corp. for the purpose of becoming a public company, traded under the ticker symbol “GWH” on the NYSE. Dresselhuys said raising funds via a SPAC buys the company time to focus on executing its projects, as opposed to spending time focusing on how to get more funding.

“In the traditional private funding world you march along a little bit, then you say ‘look at how much progress we made, give us a little bit more money,’ and then you march a little farther and so on,” he explained.

By raising funds with a SPAC, everyone in the company can focus on making the product the best it can be.

“A SPAC is a time machine,” he said. “It allows you to pull in a ton of time because you’re working now with the pace of the business, not at the pace of funding,” he added.

Made in the USA

Dresselhuys was quick to point out that one of the underappreciated elements to the ESS story is that the product is made in Wilsonville, Oregon.

“We build the product with locally sourced materials, with things bought in the U.S. We’ve got a factory out back that’s building modules. So this is all domestically produced,” he said.

President Biden is pushing infrastructure development as a vehicle to increase the amount of clean energy the country uses, as well as to create jobs. ESS is poised to tick both of those boxes, said Dresselhuys.

In addition, the opportunities for partnering are vast.

“From my experience back at Silver Spring, we built a huge ecosystem of companies around us. We built a better product and served our customers and the market better by being part of that ecosystem,” he said.

Energy storage is one part of that complex energy system and there are opportunities to partner with software companies, wind and solar providers, renewable energy developers and more, said Dresselhuys.

Long-Duration Storage for Long-Term Value

Just as the term “smart grid” has evolved to encompass different solution sets and services, so too will our evolving power grid require multiple forms of energy storage, from short (minutes) to long-duration (many hours). ESS iron flow batteries fill the sweet spot for long-duration (4-12 hours) capacity that pairs perfectly with renewables, while also providing resilience, reliability and the flexibility to deliver grid services.

From his perspective as an industry veteran and visionary, Eric Dresselhuys fully appreciates this opportunity. He also knows how difficult it is to be a startup in the energy industry.

“A lot of people that have worked in startups, come to this [energy] space and they don’t love it and, in some cases, the reason they don’t love it is it’s really hard here. You actually have to build real products that work really reliably and you’re always competing against some incumbent way of doing things,” he explained.

That’s why he believes he’s come to ESS at just the right time. The industry is beginning to learn about other energy storage technologies (beyond the one that most people carry in their pocket) while simultaneously getting very serious about decarbonization. ESS has invested a decade into developing and proving the technology, so now it’s ready to meet those needs. That’s setting the stage for what Dresselhuys believes will be significant project deployments leveraging long-duration storage, beginning in the 2023-2025 timeframe and extending for decades.

Learn more about ESS by visiting EssInc.com

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Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving ESS and ACON S2 Acquisition Corp. (“ACON S2”). A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-257232) filed with the SEC by ACON S2 that includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of ACON S2 to vote on the business combination. ACON S2 urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ACON S2, ESS and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ACON S2 as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ACON S2 1133 Connecticut Avenue NW Suite 700, Washington, DC 20036. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ACON S2 and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACON S2’s stockholders in connection with the proposed transaction. Information about ACON S2’s directors and executive officers and their ownership of ACON S2’s securities is set forth in ACON S2’s filings with the SEC. To the extent that holdings of ACON S2’s securities have changed since the amounts printed in ACON S2’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACON S2, ESS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding ACON S2’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON S2’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on ACON S2, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of ACON S2’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting ACON S2, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON S2’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACON S2’s registration statement on Form S-1 (File No. 333-248515), the registration statement on Form S-4 (File No. 333-257232) filed in connection with the business combination, and other documents filed by ACON S2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, ACON S2 and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither ACON S2 nor ESS gives any assurance that either the ACON S2 or ESS, or the combined company, will achieve its expectations.